                                                            EXHIBIT 4(b)(i)(c)


                               [LOGO] METLIFE(R)
                      METROPOLITAN LIFE INSURANCE COMPANY
                A Mutual Company Incorporated in New York State
               One Madison Avenue--New York, New York 10010-3690

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Contractholder                           Group Annuity Contract No.
 New Jersey Alternate Benefit Program                         18955
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Issue Date  July 15, 1995                Loan Application Fee: $25
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                 Date First Contract Year Ends: March 31, 1996
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ALL VALUES PROVIDED BY THIS CONTRACT WHICH ARE BASED ON THE INVESTMENT
EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. AVAILABLE SEPARATE ACCOUNT INVESTMENT DIVISIONS AS OF THE CONTRACT DATE
ARE: THE METROPOLITAN STOCK INDEX DIVISION; THE FIDELITY GROWTH, MONEY MARKET, OVERSEAS, EQUITY-INCOME, INVESTMENT GRADE BOND, AND ASSET MANAGER DIVISIONS; AND THE CALVERT RESPONSIBLY INVESTED BALANCED DIVISION. A DESCRIPTION OF EACH OF THESE DIVISIONS IS INCLUDED IN THE PROSPECTUS.

In Consideration of the Contractholder's payments under this Contract, Metropolitan Life Insurance Company
                                  ("MetLife")
agrees to make payments, and to pay annuities bought, under this Contract in accordance with and subject to its terms.

Therefore, the Contractholder and MetLife execute this Contract in duplicate to take effect as of the Issue Date.

 New Jersey Alternate Benefit Program      Metropolitan Life Insurance Company
-------------------------------------
                                             /s/ Joseph A. Reali
_______________________________
Signature                                    Joseph A. Reali, Vice President and
                                              Secretary

                                             /s/ Ted Athanassiades
_______________________________
Title                                        Ted Athanassiades, President and
                                              Chief Operating Officer

_______________________________          ______________________________________
Witness                                  Registrar

_______________________________          ______________________________________
Date                                     Date

_______________________________          ______________________________________
City and State                           City and State

     Internal Revenue Code Section 403(b) Flexible Purchase Payment Deferred Annuity Contract
                              Non-Dividend Paying


                                   Cover Page

Form G.3085

                                     Contents
=================================================================

Section                                Topic                 Page
-------                                -----                 ----

    1    DEFINITIONS                                            3

    2    RELATIONSHIP BETWEEN 403(B) PROGRAM AND CONTRACT       5
    2.1      General Understanding                              5
    2.2      Changes in 403(b) Program Provisions; Competing
    2.3      Program                                            5
             Contract Value Account                             5
    3
    3.1  PARTICIPANT ACCOUNTS; PURCHASE PAYMENTS                6
    3.2      Participant Account                                6
             Purchase Payments                                  6
    4
    4.1  FIXED INTEREST ACCOUNT                                 7
    4.2      Crediting of Interest                              7
             Administrative Fee                                 7

    5    SEPARATE ACCOUNT                                       8
    5.1      Separate Account E                                 8
    5.2      Accumulation Units                                 8
    5.3      Valuation                                          8
    5.4      Administrative Fee                                 9
    5.5      Changes to the Separate Account                    9

    6    TRANSFERS                                             10
    6.1      Transfers Generally                               10

    7    WITHDRAWALS                                           11
    7.1      Withdrawal Request                                11
    7.2      Partial Withdrawals                               11
    7.3      Withdrawals to Make Direct Transfers              11
    7.4      Withdrawals When There Is An Outstanding Loan     11
    7.5      Withdrawal Charges                                11
    7.6      Exemptions From Withdrawal Charges                12
    7.7      Free-Corridor                                     13
    7.8      Example of Withdrawals                            14
    7.9      Right to Delay                                    14

=================================================================

=====================================================================

Section                             Topic                        Page
-------                             -----                        ----

    8    LOANS                                                     15
    8.1  Term of the Loan                                          15
    8.2  Non-ERISA Loans                                           15
    8.3  Interest Credited                                         16
    8.4  Repayments                                                16
    8.5  Multiple Loans                                            16
    8.6  Right to Delay the Granting of a Loan                     16

    9    FEDERAL INCOME TAXES                                      17
    9.1  Federal Income Taxes As They Relate 403(b) Annuities      17

   10    DEATH BENEFIT                                             19
   10.1  The Amount of the Death Benefit                           19
   10.2  Death Benefit Payable Before Income Payments Begin        19
   10.3  Limits on When the Distribution of the Death Benefit
         Must Occur                                                19
   10.4  Beneficiary Designation                                   20

   11    INCOME PROGRAMS                                           21
   11.1  Income Annuities Available                                21
   11.2  Income Annuity Purchases                                  21
   11.3  Death Benefit Payable After Income Payments Begin         22
   11.4  Cost of Income Annuities                                  22
   11.5  Guarantee                                                 23
   11.6  Income Annuity Certificates                               23
   11.7  Misstatements                                             23

   12    GENERAL PROVISIONS                                        24
   12.1  Entire Contract                                           24
   12.2  Claims of Creditors; Assignment                           24
   12.3  Certificates                                              24
   12.4  Liability for Payments                                    24
   12.5  Communications; Payments                                  24
   12.6  Information to be Furnished                               24
   12.7  Applicable Law; Changes; Right to Amend                   25
   12.8  Non-Participating                                         25
   12.9  Statements                                                25

=====================================================================

                     SECTION 1--DEFINITIONS

1.1 "Certificate" is the form we give to each Participant that describes his or her rights in this group contract.

1.2 "Certificate Year" is generally the 12 month period beginning on the issue date of the Certificate and every month period thereafter. The first Certificate Year could be more or less than 12 months.

1.3 "Contract Year" for the first year is measured from the issue date and will continue until the date specified on the cover page. Each new contract year begins on the next day and continues for 12 months. For example, since the issue date is July 15, 1995, and the first contract year ends March 31, 1996, the second contract year begins April 1, 1996. The contract anniversary will be July 15.

1.4 "Code" means the United States Internal Revenue Code of 1986, as may be amended from time to time.

1.5  "Contract Value" means the amount determined under Section 2.3.

1.6  "Contract Value Account" means the account established under Section 2.3.

1.7 "Designated Office" is the administrative office servicing your contract. Currently it is MetLife's office at 1125 17th Street, Denver, Colorado 80202. We will notify you of any change.

1.8 "ERISA" means the Employee Retirement Income Security Act as it may be amended from time to time.

1.9 "Funding Options" refer to the Metropolitan Series Fund, Inc., the Calvert Responsibly Invested Balanced Portfolio, and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II. All are either mutual funds or series of mutual funds used only for insurance and annuity contracts such as this one. The Metropolitan Series Fund and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II are divided into portfolios each of which has its own investment objectives.

1.10 "Investment Divisions" are part of the Separate Account. Each division invests in a corresponding portfolio or series of the Funding Options, rather than investing directly in stocks, bonds or other investments.
     Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio or series, reduced by charges under this Contract for services and benefits we provide. The cover page shows the available divisions. We will tell you about any changes.

1.11 "Loan Collateral" refers to amounts in the Fixed Interest Account pledged as security for repayment of any loans. It is equal to 125% of the outstanding loan balance.

1.12 "Participant" means an employee of the New Jersey Institutions of Higher Education who is participating in the 403(b) Program in accordance with its provisions and for whom an account balance is maintained under this Contract. Termination of employment does not end one's status as a Participant.

1.13 "Participant's Account Balance" means the value of purchase payments made on behalf of a Participant under this Contract, less any prior withdrawals or any outstanding loan balance.

1.14 "403(b) Program" means the State of New Jersey's Alternate Benefit Program which meets the requirements under Section 403(b) of the Code.

1.15 "Purchase Payment" refers to money received under this Contract.

1.16 "Purchase Payment Year" for any purchase payment, for the first year, is measured from the date we receive it in our designated office and continues until the last day of the month in which the anniversary of such receipt occurs. Each new purchase payment year begins on the first day of the next month (this works much like Contract Years, except that purchase payment years are determined separately for each purchase payment).

1.17 "Verified Amounts" are withdrawals which have been approved for release by the Plan Administrator in accordance with the terms of the New Jersey Alternate Benefit Program.

1.18 "We", "Us", "Our" and "MetLife" refer to Metropolitan Life Insurance
     Company.

1.19 "You" and "Your" mean the Contractholder specified on the cover page.

          SECTION 2--RELATIONSHIP BETWEEN 403(B) PROGRAM AND CONTRACT

2.1  General Understanding

     The 403(b) Program permits purchase payments to be paid under a contract of this type. The 403(b) Program is mentioned for reference purposes only. MetLife is not a party to the 403(b) Program. The Contractholder represents that purchase payments under the 403(b) Program qualify for preferential tax treatment under Section 403(b) of the Code as of the Issue Date and further represents that all rights exercised by it under this Contract will be exercised in accordance with the Program and in accordance with the requirements of Section 403(b) of the Code. MetLife assumes no responsibility for the accuracy of these representations.

2.2  Changes in 403(b) Program's Provisions; Competing Program

     The Contractholder will furnish MetLife with advance copies of all communications to Participants concerning the 403(b) Program, which might have a material effect on this Contract's financial experience. Such communications include, but are not limited to, an announcement of the addition or elimination of an investment option, or a written explanation of 403(b) Program provisions. Such communications will be sent to MetLife for review, but will not be subject to MetLife's approval.

2.3  Contract Value Account

     MetLife will maintain, or cause to be maintained, individual Participant account balances of purchase payments under this Contract. The amount held in a subaccount for any Participant is his or her Participant account balance.

     The sum of the Participant account balances will equal the Contract Value Account. The Contract Value Account is established solely for the purpose of determining the Contract Value of this Contract.

               SECTION 3--PARTICIPANT ACCOUNTS; PURCHASE PAYMENTS

3.1  Participant Accounts

     We will establish an annuity account for each Participant you identify and for whom you send purchase payments. We will issue a Certificate to each Participant for whom we maintain an account balance. The Certificate will describe the Participant's benefits and rights under this Contract. A Participant has a nonforfeitable interest in his or her Participant Account Balance.

3.2  Purchase Payments

     Annuity purchase payments may be made on behalf of a Participant at any time while the Participant is alive and before the date income payments begin. All purchase payments should be sent to our designated office unless you and we agree otherwise.

     Each Participant may choose how purchase payments are allocated among the Fixed Interest Account and the investment divisions of the Separate Account. An allocation for new purchase payments may be changed by informing us in writing. The change will be made upon receipt of this request, unless a later date is specified, which may be up to 30 days after we receive the request. Allocations must be in whole number percentages (e.g., 33 1/3% cannot be chosen).

     Sections 403(b) and 415 of the Code limit the annual and aggregate amounts that may be contributed on behalf of each Participant in 403(b) contracts. The purchase payments permitted under this Contract may not exceed these limitations or the limitations in Sections 402(g) and 457(c) of the Code which apply to elective deferrals.

     We will not accept any purchase payments (except for direct transfers or direct rollovers) on behalf of any Participant who is withdrawing money under a systematic termination under Section 7.6(g), or who has made a withdrawal based on termination of employment under Section 7.6(b).

     We will accept the following types of tax-deferred purchase payments: salary reduction elective deferrals; required salary reduction non-elective deferrals; employer purchase payments; and tax-free direct transfers and direct rollovers (purchase payments resulting from the tax-free transfer or direct rollovers from other 403(b) annuity contracts or custodial accounts). We will accept employee after-tax purchase payments and any other after-tax purchase payments permitted under Section 403(b) of the Code.

                       SECTION 4--FIXED INTEREST ACCOUNT

4.1  Crediting of Interest

     Interest on amounts allocated to the Fixed Interest Account will be credited from the date they are received at our designated office or transferred from the Separate Account. Interest will be credited on amounts in the Fixed Interest Account until the earliest of: (a) withdrawal because of the death of a Participant (or the Participant's spouse if he or she has continued the Certificate), (b) the dates the amounts are withdrawn or transferred to the Separate Account, or (c) the date the Participant starts to receive income payments. The interest rates we declare are "annual effective yields."

     For all amounts added to the Fixed Interest Account, interest rates will be set by us from time to time. The declared rate in effect when an amount is added to the Fixed Interest Account will be credited on that amount from the date it is added until the last day of the Certificate year in which it is added.

     Thereafter, we will set interest rates for these amounts (and earnings on them) on or before the first day of each Certificate year to be credited through the last day of such year.

     We may credit a different interest rate on direct transfers and direct rollovers under Section 3.2 than we do on other purchase payments and on transfers from the Separate Account. The rates for new purchase payments and transfers from the Separate Account may be different than the rates credited on amounts already in the Fixed Interest Account. The rates may also vary depending on the amount of the Participant's account balance. None of our Fixed Interest Account rates will ever be less than 3%.

4.2  Administrative Fee

     No administrative fee applies to the Fixed Interest Account.

                          SECTION 5--SEPARATE ACCOUNT

5.1  Separate Account E

     Metropolitan Life's Separate Account E, an investment account we maintain separate from our other assets is used under this Contract for amounts allocated or transferred to available investment divisions. We own the assets in the Separate Account. However, as noted in Section 3.1, a Participant has a nonforfeitable interest in his or her account balance, including his or her Separate Account balance, if any. The Separate Account will not be charged with liabilities that arise from any other business that we conduct. We will also add amounts to the Separate Account from other contracts of ours.

     The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio or series of the Funding Options. Thus, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Funding Options to make. The Funding Options may also be bought by other separate accounts of ours, our affiliates and other insurance companies.

     The Separate Account has the following eight investment divisions available: MetLife's Stock Index Division; six investment divisions managed by Fidelity Management and Research Company ("Fidelity") -- the Equity-Income, Growth, Investment Grade Bond, Money Market, Overseas and Asset Manager Divisions; and one investment division managed by Calvert Asset Management Company --the Calvert Responsibly Invested Balanced Division. You may limit the number of investment divisions that will be made available to Participants under this 403(b) Program, and specify the investment divisions that will be made available. You will have the right to change some or all of the investment divisions that will be available under this 403(b) Program at any time.

5.2  Accumulation Units

     We keep track of each investment division of the Separate Account separately by using accumulation units. Initially, we set the value of each accumulation unit. At the end of each valuation period, we then revise it by taking the net asset value of a share in the applicable Funding Options portfolio or series at the end of the valuation period, add any Funding Options dividend or capital gain distribution during the valuation period, subtract any per share charge for taxes and reserves for taxes, and divide this total by the net asset value of a share of the same portfolio or series at the start of the valuation period. Then we subtract a charge not to exceed .000025905 per day (an effective annual rate of .95%) for administrative expenses and mortality and expense risks we assume under each Certificate. This calculation results in a factor that we multiply the previous accumulation unit value by in order to determine the new accumulation unit value.

5.3  Valuation

     A valuation period is the period between one calculation of an accumulation unit value and the next calculation. Normally, we calculate accumulation units once each day the New York Stock Exchange is open for trading, but we can delay this determination if an emergency exists, making valuation of assets in the Separate Account not reasonably practicable, or if the Securities and Exchange Commission permits such deferral. We may change when we calculate the accumulation unit value to the extent permitted by law.

     Amounts added to the Separate Account will be credited as of the end of the valuation period during which we receive them at our designated office or they are transferred from the Fixed Interest Account. Additions to or withdrawals from an investment division may only be made as of the end of a valuation period.

5.4  Administrative Fee

     No administrative fee applies to the Separate Account.

5.5  Changes to the Separate Account

     We may make certain changes to the Separate Account if we think they would best serve the interests of Participants in or owners of similar contracts or would be appropriate in carrying out the purposes of such contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. We will notify the Participant in advance of any change we intend to make and where necessary obtain the Participant's approval.

     If any changes result in material change in the underlying investments of an investment division to which an amount is allocated, a new choice of investment divisions may be made.

                              SECTION 6--TRANSFERS

6.1  Transfers Generally

     Transfers may be made between investment divisions of the Separate Account, from an investment division to the Fixed Interest Account, or from the Fixed Interest Account to an investment division. However, only one transfer per Certificate Year can be made from the Fixed Interest Account to the Separate Account and only up to the greater of the amount of Loan Collateral released as a loan is repaid from the Fixed Interest Account during the Certificate Year or 20% of the Participant's Fixed Interest Account Balance (less any outstanding loan balance) may be transferred. If a Participant has a loan outstanding, transfers that would reduce the Participant's verified amounts in the Fixed Interest Account below 125% of the outstanding loan balance may not be made. Participants may make transfers by making a written request at our designated office or by telephone.

     If a transfer is made from the Fixed Interest Account, we will determine which purchase payments and interest to take it from as if it was a withdrawal as described in Section 7 except that we will treat all amounts as verified amounts. If a transfer is made from the Fixed Interest Account to the Separate Account and then a transfer is made from the Separate Account to the Fixed Interest Account (or from the Separate Account to the Fixed Interest Account and then from the Fixed Interest Account to the Separate Account) within 12 months, it will be treated as a return of the same money (whether or not it really is). Thus, after the transfer into the Fixed Interest Account, it will earn the same interest rate that it would have been earning had neither transfer ever taken place. Any amounts in excess of the original transfer and any amounts transferred back to the Fixed Interest Account more than 12 months after the first transfer will be treated as a new purchase payment to the Fixed Interest Account and will earn the current interest rate for new purchase payments.

                             SECTION 7--WITHDRAWALS

7.1  Withdrawal Request

     Withdrawals may be made to the extent permitted by Federal income tax rules as discussed in Section 9 of this Contract to effect distributions from the 403(b) Program by contacting our designated office. Any withdrawal request must be in writing, signed by the Participant, approved by you and must clearly state the account (and investment division, if any) from which the withdrawal is to be made. The minimum withdrawal is $500 per Participant or the Participant's verified amounts in the account or division balance, if less.

     If you direct us to do so, we will require a statement from you verifying the amounts that the Participant may withdraw. If you tell us to remove other amounts from the Participant's account balance and tell us such amounts are verified amounts, we will do so.

7.2  Partial Withdrawals

     For partial withdrawals from the Fixed Interest Account, we first withdraw any amounts from those verified amounts that are purchase payments in the Fixed Interest Account that can be withdrawn with no withdrawal charge, then withdraw amounts from those verified amounts that are purchase payments subject to a withdrawal charge (ignoring the 20% exemption provided below), and then withdraw other amounts from any verified amounts that are interest on such purchase payments, in each case on a "first-in, first-out" (FIFO) basis.

7.3  Withdrawals to Make Direct Transfers

     Withdrawals to make direct transfers to 403(b) contracts or accounts may be made only as permitted by Federal income tax rules. Amounts subject to the withdrawal restrictions described in Section 9.1 may only be transferred to contracts or accounts with the same or stricter restrictions.

7.4  Withdrawals When There Is An Outstanding Loan

     While a loan is outstanding, any withdrawals or transfers that would reduce the verified amounts in a Participant's Fixed Interest Account Balance below 125% of any outstanding loan balance may not be made. Any outstanding loan balance will be deducted from the Participant's Fixed Interest Account Balance, to the extent permitted by the withdrawal restrictions described in Section 9.1, before payment of a full withdrawal, income payments, or a death benefit. If the withdrawal restrictions prevent this, no full withdrawal may be made.

7.5  Withdrawal Charges

     Withdrawal charges are imposed on each purchase payment in the Fixed Interest Account for the first five purchase payment years as shown in the following table.

                      ------------------------------------
                         During Purchase Payment Year

                      1     2     3     4     5     6 &
                                                    Beyond
                      7%    6%    5%    4%    3%     0%
                      ------------------------------------


     Withdrawals made from verified amounts in the Fixed Interest Account will be treated first as coming from purchase payments that can be withdrawn without a withdrawal charge, then from other purchase payments, and then from interest --in each case on a first-in, first-out basis. Once the amount of the withdrawal charge has been determined, it will be withdrawn from verified amounts in the Fixed Interest Account. In determining the withdrawal charge, interest is not included, although the actual withdrawal to pay it may come from interest. A purchase payment in the Fixed Interest Account includes any transfers from the Separate Account. These are treated as being received as of the date of the transfer. There is no withdrawal charge for withdrawals from any investment division.

     For partial withdrawals from the Fixed Interest Account, we pay the Participant what was asked for if that amount is eligible for withdrawal and reduce the Participant's Fixed Interest Account Balance by a larger amount, as follows: the amount to which no withdrawal charge applies, plus the amount to which a withdrawal charge applies divided by 100% minus the percentages shown above (so that if the percentage shown is 7% we divide by 93%). If the verified amounts in the Participant's Fixed Interest Account Balance in any investment division or account are not sufficient to allow us to make a partial withdrawal and deduct the withdrawal charge, we will treat the withdrawal request as a request for a full withdrawal.

     For full withdrawals, we multiply each amount to which the withdrawal charge applies by the percentages shown above, keep the resulting amount as a withdrawal charge and pay the Participant the rest.

7.6  Exemptions From Withdrawal Charges

     No withdrawal charge will apply:

     (a) To any withdrawal from the Fixed Interest Account made while the Participant is disabled (as defined under Section 72(m)(7) of the Code).

     (b)  To any withdrawal from the Fixed Interest Account:

          (1) by a Participant who has separated from service from the employer sponsoring the 403(b) Program; or

          (2) because of the Participant's retirement pursuant to the 403(b) Program's written provisions, or, after the tenth Certificate Year (as verified in writing in a form acceptable to us).

     (c) To minimum withdrawals that are required to avoid Federal income tax penalties as they apply or relate to this Contract.

     (d) To any withdrawal made under Section 10.2 after the Participant's death.

     (e) To any withdrawal made to provide income payments for life, or for a period of five years or more if the payments cannot be accelerated.

     (f) If the 403(b) Program is terminated and the Participant's verified amounts in the Fixed Interest Account are transferred to another one of our annuities.

     (g)  To direct transfers to any funding vehicles pre-approved by us.

     A full withdrawal from the verified amounts in the Fixed Interest Account may be made without a withdrawal charge if you tell us of your intention to make a full withdrawal and verified amounts in the Participant's Fixed Interest Account Balance are paid annually over four years ("Systematic Termination") as follows:

     (a) 20% of the verified amounts in the Participant's Fixed Interest Account Balance upon receipt of the request (reduced by any partial withdrawal from the Participant's Fixed Interest Account Balance made in the same Certificate year);

     (b) 25% of the verified amounts in the Participant's then current Fixed Interest Account Balance one year later;

     (c) 33 1/3% of the verified amounts in the Participant's then current Fixed Interest Account Balance two years later;

     (d) 50% of the verified amounts in the Participant's then current Fixed Interest Account Balance three years later; and

     (e) the remainder of the verified amounts in the Participant's Fixed Interest Account Balance four years later.

     You may cancel the remaining withdrawal at any time, but if you do so, any new systematic termination would be paid over a new four year period. Full withdrawals from the Fixed Interest Account over fewer than four years or for amounts in excess of the percentages shown above will be subject to the withdrawal charges described above.

     Proof of these circumstances satisfactory to us must be given if we ask for it.

7.7  Free Corridor

     In addition to the exemptions described in Section 7.6, withdrawals in any Certificate Year will be exempt from the withdrawal charge to the extent of: (i) purchase payments to which withdrawal charges no longer apply, and
     (ii) any extra amounts needed to make the exemption equal 20% of the verified amounts in the Participant's Fixed Interest Account Balance less any outstanding loan balance (including any interest incurred thereon), in any Certificate year. For example, assume the Participant's Fixed Interest Account Balance is $20,000 and no prior withdrawals during the Certificate Year have been made and that there is no outstanding loan balance. The Participant now asks for a withdrawal of $2,000 (i.e.,10%) from the Fixed Interest Account . This entire $2,000 may be withdrawn without a withdrawal charge. If the Participant then asks for another withdrawal in the same Certificate Year and at that time the Participant's Account Balance is $19,000, the maximum additional amount that may be withdrawn without a withdrawal charge is $1,900 (i.e., 10%) for a total of 20% of the Participant's Fixed Interest Account Balance withdrawn during the Certificate Year. No further withdrawals will be permitted without a withdrawal charge during the Certificate Year. Any withdrawal of amounts in excess of the 20% per Certificate Year is subject to the withdrawal charges described above.

7.8  Example of Withdrawals

     Assume four deposits of $2,000 each allocated 50% to the Fixed Interest Account, 50% to the Growth Division of the Separate Account and that the 20% free withdrawal had been taken previously. Further, assume withdrawal charge percentages of 0%, 3%, 5% and 7% respectively; and a balance of $5,380 in the Fixed Interest Account. Assume no transfer or exchange deposits. The Participant now asks for $2,000 from the Fixed Interest Account.

     To determine the charge, we first take the $1,000 deposit in the Fixed Interest Account that can be withdrawn with no charge. We then take $1,000 from the second Fixed Interest Account deposit (with a 3% withdrawal charge) and divide this $1,000 by 97%. The result is $1,030.93. Since the total of these two numbers is $2,030.93, and the Participant asked for $2,000, the extra $30.93 is the withdrawal charge. We take both the $2,000 and the $30.93 from the Fixed Interest Account. The Participant's Fixed Interest Account Balance is now $3,349.07.

     If the Participant then takes a full withdrawal from the Fixed Interest Account, we multiply the third $1,000 deposit in the Fixed Interest Account by 5% ($50), and the fourth $1,000 deposit in the Fixed Interest Account by 7% ($70). No charge applies to the interest. Thus, we withdraw $120 as the withdrawal charge, and pay the Participant the remaining $3,229.07.

7.9  Right to Delay

     As required by law, we have the right to delay paying any cash withdrawals from the Fixed Interest Account for up to six months. We do not intend to do this except in an extreme emergency. We would, of course, credit interest during any delay.

                                SECTION 8--LOANS

8.1  Term of the Loan

     Loans may only be made subject to your approval to a Participant from the Fixed Interest Account, and only before income payments begin. How much you can borrow, how quickly the Participant must repay it and various other restrictions are subject to the terms of this Contract, the 403(b) Program and Federal Income Tax requirements. Loans will not be allowed for terms of less than one year or more than five years (15 years for the purchase of a principal residence).

8.2  Non-ERISA Loans

     The maximum loan amount per Participant is the lesser of:  (a) $50,000
     (reduced   by the highest outstanding loan balance of all loans from all
     programs   of the  employer during the 1 year period ending on the day
     before the date of   the loan); or (b) (i) 50% of the Participant's Account
     Balance, if the Account Balance is $20,000 or more; (ii) 80% of the Participant's Account Balance, if the Participant's Account Balance is less than $12,500; or, (iii) $10,000, if the Participant's Account Balance is between $12,500 and $20,000.

     Furthermore, the maximum amount a Participant may borrow from the Fixed Interest Account will be affected by the amount of Loan Collateral the Participant pledges as security for the loan.

     We will charge the Participant interest on the amount the Participant borrows at an adjustable loan interest rate based on Moody's Corporate Bond Index Average ("Moody's"). The adjustable loan interest rate will be declared each calendar quarter (January 1, April 1, etc.), based on Moody's, determined as of two months prior to the effective date of the declared loan interest rate. For example, the quarterly loan interest rate declared for April 1, 1994 will be based on Moody's rate for January 1994, determined as of February 1, 1994.

     The Participant's existing loan interest rate will change whenever the difference between the Participant's existing rate and the new loan interest rate in effect on that anniversary is equal to or more than 1/2 percent. The adjusted loan interest rate applicable for the following year will never exceed the higher of: (a) the Moody's rate as determined above, and (b) the current annualized interest rate used to determine the cash value of this contract plus one percent.

     When we make the Participant's loan, the Participant's certificate account balance will not be reduced. Instead, the portion of their Fixed Interest Account balance (determined on a first-in, first-out basis) from verified amounts that are purchase payments first and then interest on such purchase payments equal to the outstanding loan will no longer earn the declared interest rates, but instead will earn 2% less than the rate we charge on the loan. Also, withdrawals and transfers will be restricted as described in Section 6 and 7 above.

     A non-refundable loan application fee of $25.00 will be charged for each loan application.

8.3  Interest Credited

     When we make the loan, the Participant's Fixed Interest Account Balance will not be reduced. Instead, the portion of the Participant's Fixed Interest Account Balance (determined on a first-in, first-out basis) from verified amounts that are purchase payments first and then interest on such purchase payments equal to the outstanding loan will no longer earn the declared interest rates, but instead will earn 2% less than the rate we charge on the loan.

8.4  Repayments

     The loan must be repaid in substantially level payments of principal and interest at least quarterly. Reminder notices will be mailed to you advising you of the amount payable.

     If the Participant fails to make any loan repayment when due, we will treat it as a taxable distribution at the time of the default and we will withdraw the amount in default from the Participant's Account Balance, to the extent permitted by Federal Income Tax rules. If we cannot withdraw amounts in default from the Participant's Account Balance immediately, we may do so whenever Federal Income Tax permit us to do so. The loan amount will continue to accrue additional interest until the withdrawal can be made. Such additional interest will be treated as a taxable distribution, and reported for the calendar year during which such additional interest is charged.

     Any default that is reported as a taxable distribution may be subject to an additional tax penalty for withdrawals before age 59 1/2.

     Notwithstanding anything in this Contract to the contrary, the terms of the loan are governed by Section 72(p) of the Code and any rules and regulations issued thereunder.

8.5  Multiple Loans

     Only one loan per Participant may be outstanding at any time, unless we agree to allow more than one loan.

8.6  Right to Delay the Granting of a Loan

     We reserve the right to delay allowing any loan for up to six months. We do not intend to do this except in an extreme emergency.

                        SECTION 9--FEDERAL INCOME TAXES


9.1  Federal Income Tax Rules As They Relate to 403(b) Annuities

     (a) Purchase payments are not included in the Participant's gross income and, therefore, are not currently taxable. The earnings on these purchase payments are also tax-deferred.

     (b) Salary reduction elective deferral purchase payments after December 31, 1988 and the earnings credited to those purchase payments cannot be withdrawn until the Participant attains age 59 1/2, retires, terminates employment, becomes disabled as defined in Code Section 72(m)(7), or dies. This restriction also applies to earnings after December 31, 1988 on amounts attributable to the Participant's pre-1989 elective deferral purchase payments. We are required by the Code to prohibit these withdrawals, except as noted in this Section 9.1(b) below.

          To the extent that we are required to apply the withdrawal restrictions of Code Section 403(b)(7)(A)(ii) to balances transferred on a non-taxable basis into this Contract, we will do so.

     (c) The Participant must start to receive 403(b) distributions of his or her interest in the Contract attributable to post-1986 purchase payments and post-1986 earnings (whether attributable to post-1986 purchase payments or not) no later than April 1 of the calendar year following the calendar year in which the Participant reaches age 70 1/2. In the case of a Participant who attained age 70 1/2 before January 1, 1988, that Participant does not have to start receiving distributions until April 1 of the calendar year following the year in which he or she retires. Payment must be in a lump-sum or in equal or substantially equal payments over a period not exceeding: (i) the Participant's lifetime; (ii) the Participant's life expectancy; (iii) the joint lifetimes of the Participant and the Participant's beneficiary; or (iv) the joint life expectancy of the Participant and the Participant's beneficiary. If the Participant's beneficiary is not the Participant's spouse and has a longer life expectancy than the Participant, Federal income tax rules may require payment over a shorter period than shown in (iii) and (iv) above. Withdrawals must be made in accordance with Code Section 401(a)(9) and the regulations thereunder, including Regulation 1.401(a)(9)-2. Any withdrawal or income option under this Contract which is inconsistent with Code
          Section 401(a)(9) is not valid.

     (d) In order to preserve the status of this Contract as a 403(b) annuity, we have the right to amend this Contract to make it comply with Federal income tax rules. We will notify the Participant of any amendments and, when required by law, we will obtain the approval of the appropriate regulatory authority.

          We will refund all or part of the Participant's Account Balance, if necessary, to maintain the contract as a 403(b) annuity. If we make such refunds or payments, we will adjust the Participant's Account Balance accordingly. Withdrawal charges will not apply.

     (e) For distributions made after 1992, notwithstanding any provision of this Contract to the contrary that would otherwise limit an election under this provision, the Participant (or the Participant's surviving spouse or former spouse who is an alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code), hereinafter referred to as distributee, may elect at the time and in the manner prescribed by MetLife as payor (and, if applicable, the Program Administrator) to have any portion of an eligible rollover distribution paid directly to an eligible retirement program specified in a direct rollover. A direct rollover is a payment of an eligible rollover distribution to the eligible retirement program specified by the distributee. An eligible rollover distribution from this Contract is the taxable portion of any distribution to the Participant, except that an eligible rollover distribution does not include the following:
          (a) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy of the distributee or the joint lives or joint life expectancies) of the distributee and his or her designated beneficiary; (b) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) for a specified period of 10 years or more; (c) any distribution to the extent such distribution is required under Section 401(a)(9) of the Code; or (d) the portion of any distribution that is not included in gross income. An eligible retirement program is an individual retirement account as described in Section 408(a) of the Code, an individual retirement annuity as described in Section 408(b) of the Code, a tax-sheltered annuity as described in Section 403(b) of the Code, that accepts eligible rollover distributions.

                           SECTION 10--DEATH BENEFIT

10.1 The Amount of the Death Benefit

     The death benefit is the greatest of:

     a. The entire verified amount in the Participant's Account Balance less any outstanding loan balance as of the date we receive proof of death and a properly completed claim form (no withdrawal charge will apply and no administrative fee will be deducted), or
     b. The total purchase payments made that are verified amounts less any outstanding loan balance and any partial withdrawals, or
     c. The highest verified amount in the Participant's Account Balance as of the end of the calendar year in which any prior fifth (5th, 10th, 15th, etc.) Certificate anniversary occurred, less any later partial withdrawals, charges and less any outstanding loan balance.

10.2 Death Benefit Payable Before Income Payments Begin

     After we receive proof of death and a properly completed claim form from you, we will pay the death benefit (as of the date of settlement) to the Participant's beneficiary or permit him or her to select one of our available income programs to the extent permitted under Federal tax rules including those noted under Section 10.3. If the Participant doesn't name a beneficiary (or none is alive when the Participant dies), we will pay the contingent beneficiary.

     Unless the Program specifies otherwise, if the Participant doesn't name a beneficiary or a contingent beneficiary (or none is alive when the Participant dies), we will pay 100% to the Participant's spouse, if any and if living, otherwise to the Participant's estate. If the Participant's estate or other non-natural person becomes entitled to payment, we will pay the entire death benefit in a lump sum to such entity. Payment to more than one beneficiary or more than one contingent beneficiary will be divided equally among surviving beneficiaries, unless the Participant specifies otherwise.

10.3 Limits on When the Distribution of the Death Benefit Must Occur

     If the Participant dies before the date that annuity income payments start or before the date distributions are required under Section 9.1(c), the death benefit must be distributed in a single sum by no later than the end of the calendar year which includes the fifth anniversary of the Participant's death. If, however, the Participant's beneficiary is a natural person, the Participant's beneficiary may choose an income program for life or for a period of years not more than his or her life expectancy. The income payments must begin by the end of the calendar year following the Participant's death. If Treasury Regulations allow, we may permit our payments to start later.

     If the Participant's beneficiary is his or her surviving spouse, then the beneficiary may elect to start receiving these annuity income payments by the end of the calendar year in which the Participant would have reached age 70 1/2, if this date is later than the end of the calendar year following the Participant's death. The Participant's spouse cannot make any purchase payments under this Contract.

     If the Participant dies on or after the date annuity income payments begin on or after the date that required distributions have begun under Section 9.1(c), any death benefit must be paid at least as rapidly as under the method of distribution being used at the time of the Participant's death.

10.4 Beneficiary Designation

     The Participant's beneficiary is the person or persons named to receive benefits in the event of the Participant's death. The Participant may name a contingent beneficiary who would become the beneficiary if all the beneficiaries die before the Participant.

     The Participant's beneficiary or contingent beneficiary may be changed at any time before income payments start. The change will take effect as of the date the form is signed, but we reserve the right to provide that no change will bind us until it is recorded at our designated office.

                          SECTION 11--INCOME PROGRAMS

11.1 Income Annuities Available

     In accordance with the terms of your 403(b) Program, MetLife will make available under this Contract annuity income payments guaranteed for life to Participants or beneficiaries designated by Participants on a monthly, quarterly, semiannual or annual basis. These annuity payments may also be guaranteed for a specified number of years, but not beyond the payee's life expectancy or the joint life expectancy (subject to Internal Revenue Service limitations) if there is more than one payee. Other payment programs may be arranged with us, including a variable payment program if such programs are being offered at the time the annuity program is chosen. The investment divisions under a variable payment program, if offered, are expected to be the same as those specified on the cover page. The amount of each payment under an annuity must be at least $50.

11.2 Income Annuity Purchases

     All or part of any Participant's Account Balance may be used to provide immediate annuities under this Contract for the benefit of that Participant or that Participant's beneficiaries to the extent permitted under Federal tax rules including those in Section 9.1.

     Participants or their beneficiaries may begin receiving annuity payments on any date designated by the Contractholder at the request and on behalf of the Participant or designated beneficiary which occurs after the Issue Date, if MetLife receives at least 30 days advance notice. However, annuity payments must start no later than the April 1st of the calendar year after the year in which the Participant attains age 70-1/2, or at a later date if permitted by law. Upon receipt of the Participant's request at MetLife's designated office (see Section 1.6), MetLife will send the Participant or beneficiary information and the necessary forms to sign. Once annuity payments start, neither the Contractholder nor the payee may change the choice of annuity payment.

     The Contractholder will provide the following information to MetLife for each person on whose account an annuity is to be issued under this
     Contract:

     (1) The date annuity payments are to start. This will be the "Annuity Commencement Date." It may not be more than 60 days after MetLife receives the Contractholder's report. If MetLife receives the report less than 30 days before the date reported as the Annuity Commencement Date, MetLife may make the Annuity Commencement Date the first day of the month after the date reported by the Contractholder.

     (2)  The amount to be used to buy the annuity.

     (3)  The form of annuity to be issued.

     (4) The name, date of birth, and any other relevant data for each annuitant.

     The distribution of a Participant's Account Balance shall be in accordance with the provisions of the Program in which he/she participates and any applicable federal rules and regulations, including the Retirement Equity Act of 1984. The requirements of Code Section 401(a)(9) and the Regulations thereunder, including the incidental death benefit requirements of Regulation Section 1.401(a)(9)-2, shall supersede any contrary terms of this Contract.

11.3 Death Benefit Payable After Income Payments Begin

     After we receive proof of death and a properly completed claim form, income payments will continue to the payee's beneficiary for the balance of the guaranteed period, if any, depending on the income plan selected. If the guaranteed period has already ended, no further payments will be made. If an estate (or other non-natural person) becomes entitled to payment, we will pay the value of any remaining payments, computed as of the date of death using the interest rate we used to set those payments, in a lump-sum to such entity. After income payments start, we may require proof that the payee is alive on the due date of each income payment.

     If the Participant dies on or after the date annuity income payments begin on or after the date that required distributions have begun under the Federal tax rules, any death benefit must be paid at least as rapidly as under the method of distribution being used at the time of the Participant's death.

11.4 Cost of Income Annuities

     The costs of income annuities under this Contract are set forth in the schedule below. MetLife may change them on or after the first anniversary of the Issue Date by giving the Contractholder at least 90 days notice. No such change will be made within one year of any previous change nor will such change adversely affect any Participant for whom a Participant's Account Balance was maintained immediately prior to the date of the change.

     The cost of each annuity is $300, plus any applicable tax, plus the amount from the appropriate schedule below for each $1 of monthly annuity payment.

     (1)  Life Annuity ---- Payable on the first day of each month from the date
          ------------
          of purchase to the first day of the month in which the annuitant dies.

                  Annuitant's               Amount per $1 Monthly
                  Exact Age                    Annuity Payment
                  -----------               ---------------------

                      55                         $212.44
                      60                          188.22
                      65                          162.33

                                                       Edition B  (Unisex)

(2)  100% Joint and Survivor Annuity ---- Payable on the first day of each month
     -------------------------------
     from the date of purchase to the first day of the month in which the second of the annuitants dies.

            Annuitants' Exact Ages
            ----------------------
            Primary        Survivor   Amount per $1 Monthly
            Annuitant     Annuitant      Annuity Payment
            ---------     ---------   ---------------------

               55            60              $239.73
               60            65               216.25
               65            65               201.68

                                                      Edition B  (Unisex)

     (3)  Life Annuity With 10 Years Certain Payments ---- Payable on the first
          -------------------------------------------
          day of each month from the date of purchase to the first day of the month in which the annuitant dies, with 120 payments guaranteed.

            Annuitant's               Amount per $1 Monthly
            Exact Age                    Annuity Payment
            ---------                 ---------------------

               55                           $215.93
               60                            193.75
               65                            171.32

                                              Edition B (Unisex)

          On request MetLife will furnish the costs for ages and forms of annuity not shown.

11.5 Guarantee

     If at any time an immediate annuity is bought MetLife makes it available at a lower cost under contracts in the class to which this Contract belongs, then such lower cost will apply.

11.6 Income Annuity Certificates

     As of the Annuity Commencement Date, MetLife will deliver to the Contractholder an Income Annuity Certificate issued to the annuitant, which outlines the benefits payable under the annuity.

11.7 Misstatements

     If MetLife determines that any relevant fact relating to any annuity is misstated, MetLife will not pay more than it would have paid based on the correct information and the cost of the annuity. Any overpayment will, together with interest, be deducted from future payments. Any underpayment will, together with interest, be paid immediately upon receipt of the corrected information. The interest rate will be that used to determine the cost of the annuity.

                         SECTION 12--GENERAL PROVISIONS

12.1 Entire Contract

     This Contract is the entire contract between the parties. The Contractholder's statements, if any, will be deemed representations and not warranties. No sales representative or other person, except an authorized officer of MetLife, may make or change any contract or make any binding promises about any contract. Any amendment, modification or waiver of any provision of this Contract will be in writing and may be made effective on behalf of MetLife, only by an authorized officer of MetLife, and on behalf of the Contractholder, only by an authorized officer of the Contractholder.

12.2 Claims of Creditors; Assignment

     No amounts payable under this Contract may be assigned or encumbered and, to the extent permitted by law, no amount payable under this Contract will be subject to legal process or attachment for payment of any claim against any payee. This Contract may not be assigned or transferred to any person; however, if the Program is consolidated or merged with another program or if the assets and liabilities of the Program are transferred to another program, this Contract may be assigned to the program sponsor of such other program. Any successor to MetLife, whether by merger, acquisition or otherwise, will automatically succeed to MetLife's rights and obligations under this Contract.

12.3 Certificates

     MetLife shall issue active life certificates to Participants which will summarize certain provisions of the Contract that apply prior to the date an income annuity is purchased.

12.4 Liability for Payments

     Except as described in Section 10.4, MetLife has no obligation to inquire as to the authority of any participant to receive any payments made under this Contract or to inquire into or see to the participant's application of any amounts so paid.

12.5 Communications; Payments

     All communications between the Contractholder and MetLife provided for in this Contract will be in writing. The Contractholder will communicate its address to MetLife. Any communication or payment may be made for the Contractholder by a party or parties the Contractholder names to act on its behalf.

12.6 Information to be Furnished

     The Contractholder will furnish all information and documents that MetLife may reasonably require to determine its rights and duties under this Contract and to otherwise administer this Contract in accordance with its terms and Section 403(b) of the Code.

12.7 Applicable Law; Changes; Right to Amend

     This Contract is subject to the requirements and restrictions under the Code applicable to 403(b) annuity contracts.


     The Contractholder and Metlife may change this Contract by mutual consent at any time. Any such change will not have any adverse effect on Participants who, at the time, have an Account Balance in which they have nonforfeitable rights, unless the Participant agrees to such change in writing in a form acceptable to us.

     In addition, in order to preserve the status of this Contract as a 403(b) annuity contract, MetLife has the right to amend this Contract at any time to make it comply with Federal tax, including retroactive amendments.

12.8 Non-Participating

     This Contract is non-participating and does not share in any distribution of our surplus. All of our additions to the Participant's account balance will be made as earnings.

12.9 Statements

     On a calendar quarter basis, each Certificate Year (except for the first Contract Year), before income payments start, we will send a statement to each Participant with details on purchase payments, values, withdrawals, and other information about the Participant's Account Balance. Information will be provided at other times, if requested in writing and sent to our designated office, unless we have agreed to some other procedure such as notice by telephone.